HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

April 20, 2026

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CEL-SCI Corporation
Registration Statement on Form S-1
SEC File No. 333-295168

The following is to be added to the cover page of the Company’s Registration Statement on Form S-1 filed on April 17, 2026.

Delaying Amendment

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart